FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: October 3, 2018 Commission File Number: 001-13354

Bank of Montreal

(Exact name of registrant as specified in its charter)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 3, 2018, Bank of Montreal issued a press release announcing that it has changed the name of its BMO Elkhorn DWA MLP Select™ Index Exchange Traded Notes (ticker: BMLP) to: Dorsey Wright MLP Index ETNs due December 10, 2036. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

EXHIBITS

Exhibit	Description of Exhibit
99.1	Press Release – Bank of Montreal Announces Name Change to BMO Elkhorn DWA MLP Select™ Index Exchange Traded Notes

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:	/s/ Abid Chaudry

Name: Title:	Abid Chaudry Managing Director & Head, Global Structured Products, BMO Capital Markets

Date:	October 3, 2018

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – Bank of Montreal Announces Name Change to BMO Elkhorn DWA MLP Select™ Index Exchange Traded Notes